

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03017861

NO ACT
P.E 3-10-03
1-303

March 11, 2003

Bruce M. Gack
Vice President and
Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act 1934
Section
Rule 14A-8
Public Availability 3/11/2003

Re: The Kroger Co.

Dear Mr. Gack:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Kroger's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Kroger therefore withdraws its February 17, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016

CR




RECEIVED
2003 FEB 20 AM 11: 18

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III
HILARY VOLLMER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, SR. PARALEGAL
JANET M. WELLING, PARALEGAL

February 17, 2003
VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of Teamsters Affiliates Pension Plan

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 3, 2003, from the United Association S&P 500 Index Fund (the "Proponent"), along with a shareholder proposal (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal requests the Board to "... amend the Company's by laws [sic] to require than an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—who has not served as an officer of the Company be its Chairman of the Board of Directors."

Kroger intends to mail to shareholders, on or about May 10, 2003, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2003 Annual Meeting. That meeting currently is scheduled to be held on June 26, 2003. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(2) and (6), and Kroger intends to exclude the Proposal from the Proxy Materials. Further, consistent with the Staff's current practices, the Proposal may be omitted from the Proxy materials or portions redacted therefrom pursuant to Rules 14a-8(i)(3) and 14a-9 unless the Proponent makes revisions and furnishes substantiation for its claims. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(2) because it would result in a violation of Ohio law.

Rule 14a-8(i)(2) permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal urges "... the Board of Directors to amend the Company's by laws [sic] ..." to require the Chairman of the Board to be an independent director. Instead of asking the Board to support a shareholder amendment of Kroger's regulations or otherwise act in a manner consistent with Ohio law, it specifically asks the Board to do something that it cannot do. Under the laws of the State of Ohio, Kroger's state of incorporation, only the shareholders are authorized to amend a company's regulations. See O.R.C. § 1701.11. The Proposal, however, directs Kroger's Board of Directors to amend the regulations, which it cannot legally do. Under the corporation laws of many states, regulations (more commonly referred to as by-laws) can be amended by the shareholders or the directors. The Proposal might be appropriate under the laws of other states, such as Delaware, in which directors have the ability to amend the regulations to require that the Chairman of the Board be an independent director. It simply does not work under Ohio law. Ohio Revised Code § 1701.11 provides, in part:

> (A)(2) The regulations may be amended, or new regulations may be adopted, in either of the following ways: (a) By the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal; (b) Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal.

Subsection (A)(3) permits the regulations to provide for a greater or lesser proportion than set forth in subsection (A)(2), but not less than a majority of the voting power.

Article VII of Kroger's regulations, which sets forth the requirements for amending the regulations, is consistent with Ohio Revised Code § 1701.11:

> These regulations may be amended or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, except that the affirmative vote of the holders of record of shares entitling them to exercise 75% of the voting power on

such proposal shall be required to amend, alter, change or repeal Sections 1 or 5 of Article II, Article IV, this Article VII, or to amend, alter, change or repeal these regulations in any way inconsistent with the intent of the foregoing provisions.

The Staff typically will not grant a request for no-action relief under Rule 14a-8(i)(**1**) (as opposed to Rule 14a-8(i)(**2**)) when proposals are styled as recommendations to the Board. Such a precatory proposal does not intrude into the authority of the Board of Directors under the law of most states. The issue involved under Ohio law is different. Here, the Proponent is **requesting the Board to take action that legally it cannot take**.

Management has advised the Proponent that Ohio law leaves this question to shareholders, and that the Board is without legal power to take the steps requested in the Proposal. Whatever the Proponent's reason, the failure to cast the Proposal as an action by shareholders amending the regulations is contrary to Ohio law.

In sum, in order to implement the Proposal, the Board of Directors is being requested to take action that only the shareholders can take. Therefore, the Proposal is properly excludable because Ohio law forbids the Board of Directors to effectuate the Proposal.

B. The Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Board of Directors' power to effectuate.

Rule 14a-8(i)(6) provides that proposals that deal with a matter beyond the issuer's power to effectuate are excludable. As discussed above, only the shareholders of Kroger, not the Board of Directors, may take the necessary steps to effectuate the Proposal. The shareholders cannot override Ohio law or Kroger's regulations by directing that the directors amend the regulations. For all of the reasons set forth in paragraph A. above, the Proposal likewise is excludable because it is beyond the Board's power to effectuate. If the shareholders desire to require an independent Chairman of the Board, they must do so by amending Kroger's regulations. Kroger's Board of Directors simply cannot do so.

C. The Proposal is properly excludable under Rule 14a-8(i)(3) and 14a-9 because it is false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal that is contrary to Rule 14a-9 of the Commission's Proxy Rules, in that the proposal and supporting statement are vague, false and misleading. The Proposal contains a number of statements that are false and misleading in the context presented.

The Supporting Statement

The Proposal, including the supporting statement, is identical to a proposal submitted by the Plumbers and Pipefitters National Pension Fund to Weyerhaeuser Company. Weyerhaeuser objected to several of the provisions contained in the supporting statement, and the Staff advised that the proponent must:

· recast the sentence that begins "Obviously, no matter how many independent . . ." and ends ". . . or some other officer of the company" as the proponent's opinion;

· recast the sentence that begins "Although this change . . ." and ends "hardly will be radical" as the proponent's opinion; and

· provide factual support in the form of citation to a specific source for the sentence that begins "In the United Kingdom . . ." and ends ". . . the offices of the Chairman and CEO." *Weyerhaeuser Company* (January 15, 2003).

More than two weeks prior to submitting this request to the Staff, the undersigned spoke with two representatives of the Proponent, as well as counsel for the Proponent, and was promised that the Proponent's supporting statement would be revised within a week. Not only was no revision ever received from the Proponent or its counsel, none of the undersigned's numerous follow up calls in the interim were returned.

D. Conclusion.

The Proposal may be omitted from the Proxy Materials because (i) its implementation would violate state law, (ii) it deals with a matter beyond the registrant's power to effectuate, and (iii) it contains vague, false and misleading statements that the Proponent promised to correct but did not do so. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,

Bruce M. Gack

Enc.

cc. Ms. Traci Thelen
Jean Kelly, Esq.



United Association S&P 500 Index Fund

Exhibit A

January 3, 2003

Mr. Paul W. Heldman
Secretary of the Company
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Re: Shareholder Proposal

Dear Mr. Heldman,

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in The Kroger Co.'s (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in The Kroger Co. for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Traci A. Thelen
Secretary

Enclosures

PMB 606, 303 16th Street, Suite 016, Denver, Colorado 80202-5657 • (888) 766-8043 • www.uafund.com

RESOLVED: The shareholders of The Kroger Co. ("Company") urge the Board of Directors to amend the Company's by laws to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—who has not served as an officer of the Company be its Chairman of the Board of Directors.

SUPPORTING STATEMENT

The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have proposed new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. Obviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer of the company.

We respectfully urge the board of our Company to dramatically change its corporate governance structure and the public's perception of it by having an independent director serve as its Chairman who is not a former CEO or some other officer of the company.

Although this change would be dramatic, it would hardly be radical. In the United Kingdom it is common to separate the offices of Chairman and CEO. In 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

January 3, 2003

Mr. Paul W. Heldman
Secretary of the Company
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Re: Kroger Co holding in UA S&P 500 Index Fund

Dear Mr. Heldman:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business 01/02/03 the Fund held 55,005.000 units of The Kroger Co. Our records indicate that The Fund has continuously held shares, valued in excess of $2,000.00, for at least 2 year(s) with a balance of 60,975.000 units effective 12/31/00.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

RECEIVED
2003 FEB 21 AM 9:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4554
513-762-4935
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, SR. PARALEGAL
JANET M. WELLING, PARALEGAL

February 19, 2003
VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of United Association S&P 500 Index Fund

Ladies and Gentlemen:

By correspondence dated February 17, 2003, we submitted to you a request for no-action with respect to a shareholder proposal submitted by the United Association S&P 500 Index Fund. The caption in that proposal inadvertently referenced the wrong proponent.

In order to avoid any confusion, we are submitting herewith six copies of a revised request in which the only change is the correction of the caption. We also are including an additional copy along with a self-addressed return envelope for the purposes of returning a file-stamped receipt copy to me. This correspondence and the attachment also are being furnished to the proponent and its counsel.

We apologize for any inconvenience this may have caused.

Very truly yours,

Bruce M. Gack

Enc.

cc. Ms. Traci Thelen
Jean Kelly, Esq.



LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III
HILARY VOLLMER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, SR. PARALEGAL
JANET M. WELLING, PARALEGAL

February 17, 2003
VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of United Association S&P 500 Index Fund

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 3, 2003, from the United Association S&P 500 Index Fund (the "Proponent"), along with a shareholder proposal (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal requests the Board to "... amend the Company's by laws [sic] to require than an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—who has not served as an officer of the Company be its Chairman of the Board of Directors."

Kroger intends to mail to shareholders, on or about May 10, 2003, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2003 Annual Meeting. That meeting currently is scheduled to be held on June 26, 2003. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(2) and (6), and Kroger intends to exclude the Proposal from the Proxy Materials. Further, consistent with the Staff's current practices, the Proposal may be omitted from the Proxy materials or portions redacted therefrom pursuant to Rules 14a-8(i)(3) and 14a-9 unless the Proponent makes revisions and furnishes substantiation for its claims. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(2) because it would result in a violation of Ohio law.

Rule 14a-8(i)(2) permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal urges "... the Board of Directors to amend the Company's by laws [sic] ..." to require the Chairman of the Board to be an independent director. Instead of asking the Board to support a shareholder amendment of Kroger's regulations or otherwise act in a manner consistent with Ohio law, it specifically asks the Board to do something that it cannot do. Under the laws of the State of Ohio, Kroger's state of incorporation, only the shareholders are authorized to amend a company's regulations. See O.R.C. § 1701.11. The Proposal, however, directs Kroger's Board of Directors to amend the regulations, which it cannot legally do. Under the corporation laws of many states, regulations (more commonly referred to as by-laws) can be amended by the shareholders or the directors. The Proposal might be appropriate under the laws of other states, such as Delaware, in which directors have the ability to amend the regulations to require that the Chairman of the Board be an independent director. It simply does not work under Ohio law. Ohio Revised Code § 1701.11 provides, in part:

> (A)(2) The regulations may be amended, or new regulations may be adopted, in either of the following ways: (a) By the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal; (b) Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal.

Subsection (A)(3) permits the regulations to provide for a greater or lesser proportion than set forth in subsection (A)(2), but not less than a majority of the voting power.

Article VII of Kroger's regulations, which sets forth the requirements for amending the regulations, is consistent with Ohio Revised Code § 1701.11:

> These regulations may be amended or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, except that the affirmative vote of the holders of record of shares entitling them to exercise 75% of the voting power on

> such proposal shall be required to amend, alter, change or repeal Sections 1 or 5 of Article II, Article IV, this Article VII, or to amend, alter, change or repeal these regulations in any way inconsistent with the intent of the foregoing provisions.

The Staff typically will not grant a request for no-action relief under Rule 14a-8(i)(1) (as opposed to Rule 14a-8(i)(2)) when proposals are styled as recommendations to the Board. Such a precatory proposal does not intrude into the authority of the Board of Directors under the law of most states. The issue involved under Ohio law is different. Here, the Proponent is **requesting the Board to take action that legally it cannot take**.

Management has advised the Proponent that Ohio law leaves this question to shareholders, and that the Board is without legal power to take the steps requested in the Proposal. Whatever the Proponent's reason, the failure to cast the Proposal as an action by shareholders amending the regulations is contrary to Ohio law.

In sum, in order to implement the Proposal, the Board of Directors is being requested to take action that only the shareholders can take. Therefore, the Proposal is properly excludable because Ohio law forbids the Board of Directors to effectuate the Proposal.

B. The Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Board of Directors' power to effectuate.

Rule 14a-8(i)(6) provides that proposals that deal with a matter beyond the issuer's power to effectuate are excludable. As discussed above, only the shareholders of Kroger, not the Board of Directors, may take the necessary steps to effectuate the Proposal. The shareholders cannot override Ohio law or Kroger's regulations by directing that the directors amend the regulations. For all of the reasons set forth in paragraph A. above, the Proposal likewise is excludable because it is beyond the Board's power to effectuate. If the shareholders desire to require an independent Chairman of the Board, they must do so by amending Kroger's regulations. Kroger's Board of Directors simply cannot do so.

C. The Proposal is properly excludable under Rule 14a-8(i)(3) and 14a-9 because it is false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal that is contrary to Rule 14a-9 of the Commission's Proxy Rules, in that the proposal and supporting statement are vague, false and misleading. The Proposal contains a number of statements that are false and misleading in the context presented.

The Supporting Statement

The Proposal, including the supporting statement, is identical to a proposal submitted by the Plumbers and Pipefitters National Pension Fund to Weyerhaeuser Company. Weyerhaeuser objected to several of the provisions contained in the supporting statement, and the Staff advised that the proponent must:

· recast the sentence that begins "Obviously, no matter how many independent . . ." and ends ". . . or some other officer of the company" as the proponent's opinion;

· recast the sentence that begins "Although this change . . ." and ends "hardly will be radical" as the proponent's opinion; and

· provide factual support in the form of citation to a specific source for the sentence that begins "In the United Kingdom . . ." and ends ". . . the offices of the Chairman and CEO." *Weyerhaeuser Company* (January 15, 2003).

More than two weeks prior to submitting this request to the Staff, the undersigned spoke with two representatives of the Proponent, as well as counsel for the Proponent, and was promised that the Proponent's supporting statement would be revised within a week. Not only was no revision ever received from the Proponent or its counsel, none of the undersigned's numerous follow up calls in the interim were returned.

D. Conclusion.

The Proposal may be omitted from the Proxy Materials because (i) its implementation would violate state law, (ii) it deals with a matter beyond the registrant's power to effectuate, and (iii) it contains vague, false and misleading statements that the Proponent promised to correct but did not do so. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,

Bruce M. Gack

Enc.

cc. Ms. Traci Thelen
Jean Kelly, Esq.



United Association S&P 500 Index Fund

Exhibit A

January 3, 2003

Mr. Paul W. Heldman
Secretary of the Company
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Re: Shareholder Proposal

Dear Mr. Heldman,

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in The Kroger Co.'s (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in The Kroger Co. for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Traci A. Thelen
Secretary

Enclosures

PMB 606, 303 16th Street, Suite 016, Denver, Colorado 80202-5657 • (888) 766-8043 • www.uafund.com

RESOLVED: The shareholders of The Kroger Co. ("Company") urge the Board of Directors to amend the Company's by laws to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—who has not served as an officer of the Company be its Chairman of the Board of Directors.

SUPPORTING STATEMENT

The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have proposed new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. Obviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer of the company.

We respectfully urge the board of our Company to dramatically change its corporate governance structure and the public's perception of it by having an independent director serve as its Chairman who is not a former CEO or some other officer of the company.

Although this change would be dramatic, it would hardly be radical. In the United Kingdom it is common to separate the offices of Chairman and CEO. In 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

National City

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

January 3, 2003

Mr. Paul W. Heldman
Secretary of the Company
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Re: Kroger Co holding in UA S&P 500 Index Fund

Dear Mr. Heldman:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business 01/02/03 the Fund held 55,005.000 units of The Kroger Co. Our records indicate that The Fund has continuously held shares, valued in excess of $2,000.00, for at least 2 year(s) with a balance of 60,975.000 units effective 12/31/00.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

LAW OFFICES

O'DONOGHUE & O'DONOGHUE

4748 WISCONSIN AVENUE, NW
WASHINGTON, DC 20016
(202) 362-0041
FAX (202) 362-2640

9 NORTH ADAMS STREET
ROCKVILLE, MD 20850
(301) 251-0929

CONSTITUTION PLACE
SUITE 515
325 CHESTNUT STREET
PHILADELPHIA, PA 19106
(215) 629-4970



March 7, 2003

VIA FACSIMILE (513) 762-4554 and FIRST CLASS MAIL

Bruce M. Gack, Esq.
Vice President and Assistant General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Re: United Association S&P 500 Index Fund

Dear Mr. Gack:

I am writing to advise you that the United Association S&P 500 Index Fund hereby withdraws the shareholder proposal submitted by our Fund for inclusion in Kroger's 2003 Proxy Materials based on the positive discussion concerning Kroger's corporate governance.

Sincerely,

Jean M. Kelly

JMK:nw

cc: Grace Lee, Division of Corporate Finance, Securities and Exchange Commission
Sean O'Ryan, United Association Corporate Governance Advisor
Craig Rosenberg, Proxy Vote Plus
Joyce A. Mader, O'Donoghue & O'Donoghue

102136_1

Indexed Options Proposal

Resolved, that the shareholders of Eastman Kodak Company (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. We believe it has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

The resolution advocates performance-based stock options. It defines performance-based stock options as indexed options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. It should be noted that there are other forms of indexed options that use other types of market indices. The resolution requests that the Company's Board ensure that future Company stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

LAW OFFICES

O'DONOGHUE & O'DONOGHUE

4748 WISCONSIN AVENUE, NW
WASHINGTON, DC 20016
(202) 362-0041
FAX (202) 362-2640

9 NORTH ADAMS STREET
ROCKVILLE, MD 20850
(301) 251-0929

CONSTITUTION PLACE
SUITE 515
325 CHESTNUT STREET
PHILADELPHIA, PA 19106
(215) 629-4970



March 7, 2003

VIA FACSIMILE AND FIRST CLASS MAIL

Charles T. Haag, Esq.
Jones, Day, Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, DC 20001-2113

Re: Shareholder Proposal Submitted by the Plumbers and Pipefitters National Pension Fund for inclusion in the Eastman Kodak 2003 Proxy Statement

Dear Mr. Haag:

Pursuant to the February 28, 2003 Response of the Chief Counsel Division of Corporation Finance, enclosed is the Plumbers and Pipefitters National Pension Fund's revised proposal for inclusion in Eastman Kodak's 2003 Proxy Statement.

If you have any questions, please contact the undersigned.

Thank you.

Sincerely,

Jean M. Kelly

Enclosure

JMK:nw

cc: Sean O'Ryan
Craig Rosenberg
Martin P. Dunn, Deputy Director
Joyce A. Mader

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Kroger

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4554
513-762-4935
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN
HILARY VOLLMER III

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D ROBERTS, SR. PARALEGAL
JANET M. WELLING, PARALEGAL

March 10, 2003

VIA FACSIMILE (202) 942-9528
and USPS

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
JUDICIARY PLAZA
WASHINGTON, DC 20549

Re: Withdrawal of No Action Request by The Kroger Co. for Shareholder Proposal of United Association S&P 500 Index Fund

Ladies and Gentlemen:

Per my letter dated February 17, 2003, The Kroger Co. (the "Company") requested that the Staff concur in our opinion that the Company may omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") submitted by the United Association S&P 500 Index Fund (the "Proponent").

The Proponent has notified the Company via a letter dated March 7, 2003 that it has decided to withdraw the Proposal. A copy of the March 7 correspondence from the Proponent is attached as Exhibit A.

Because the Proponent now voluntarily has withdrawn the Proposal and therefore has rendered the matter moot, we are informing you that it is unnecessary for the Staff to respond to our request for Staff concurrence regarding the exclusion of the Proposal from the Company's 2003 Proxy Materials. Please withdraw our request.

Please acknowledge receipt of this letter by stamping the enclosed photocopy and returning the same to me in the enclosed self-addressed envelope. If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 762-1482.

Very truly yours,

Bruce M. Gack

cc. Jean M. Kelly, Esq.

LAW OFFICES

O'DONOGHUE & O'DONOGHUE

Exhibit A

4748 WISCONSIN AVENUE, NW
WASHINGTON, DC 20016
(202) 362-0041
FAX (202) 362-2640

11 NORTH ADAMS STREET
ROCKVILLE, MD 20850
(301) 251-0829

CONSTITUTION PLACE
SUITE 515
325 CHESTNUT STREET
PHILADELPHIA, PA 19106
(215) 629-4970

March 7, 2003

VIA FACSIMILE (513) 762-4554 and FIRST CLASS MAIL

Bruce M. Gack, Esq.
Vice President and Assistant General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Re: United Association S&P 500 Index Fund

Dear Mr. Gack:

I am writing to advise you that the United Association S&P 500 Index Fund hereby withdraws the shareholder proposal submitted by our Fund for inclusion in Kroger's 2003 Proxy Materials based on the positive discussion concerning Kroger's corporate governance.

Sincerely,

Jean M. Kelly

JMK:nw

cc: Grace Lee, Division of Corporate Finance, Securities and Exchange Commission
Sean O'Ryan, United Association Corporate Governance Advisor
Craig Rosenberg, Proxy Vote Plus
Joyce A. Mader, O'Donoghue & O'Donoghue

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